

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2011

John C. Heinmiller
Executive Vice President and Chief Financial Officer
St. Jude Medical, Inc.
One St. Jude Medical Drive
St. Paul, Minnesota 55117

  Re: St. Jude Medical, Inc.
    Form 10-K for the fiscal year ended January 1, 2011
     Filed March 2, 2011
    File No. 1-12441

Dear Mr. Heinmiller:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      Kevin L. Vaughn
      Accounting Branch Chief